

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

June 14, 2006
Our ref. No. PI 068

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corpo
Mail Stop 3-7
Washington, D.C. 20549



Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Spin Off Domestic Housing & Construction Materials Business**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on June 14, 2006

Mitsubishi Corporation to Spin Off Domestic Housing & Construction Materials Business

Mitsubishi Corporation's Board of Directors at an ordinary meeting held today approved resolutions concerning the corporate divestiture agreement concerning Mitsubishi Corporation's domestic housing & construction materials business. Details are as follows.

1. Objectives of the Corporate Divestiture of Mitsubishi Corporation's Domestic Housing & Construction Materials Business

(1) Following the formation of the Life Style Division in April 2006, Mitsubishi Corporation established the Housing & Construction Materials Unit by integrating the Lumber & Housing Materials Unit, Industrial Minerals Unit and Cement Unit, positioning the field of housing & construction materials as a new target of its business strategy. The Housing & Construction Materials Unit will provide comprehensive solutions to customers by putting in place an integrated structure extending from raw materials to products. In this way, its mission is to expand transactions and to establish a new growth strategy and business model that capitalizes on changing consumer lifestyles.

(2) Mitsubishi Shoji Construction Materials will integrate these businesses, including the domestic housing & construction materials business to be divested from Mitsubishi Corporation, fulfilling its role as a strategic subsidiary in carrying out the unit's mission.

2. Outline of the Integration of Housing & Construction Materials Businesses

(1) Mitsubishi Corporation is currently engaged in housing & construction materials businesses of its own accord as well as through various entities including three wholly owned subsidiaries: Mitsubishi Shoji Construction Materials, which sells construction materials such as cement and ready-mixed concrete in Japan; Green Houser Co., Ltd., which sells housing materials in Japan; and MC Kohsan Co., Ltd., a domestic distributor of industrial mineral products.

(2) Mitsubishi Corporation has decided to integrate its housing & construction materials businesses using the following methods:

-1- By merging Mitsubishi Shoji Construction Materials and MC Kohsan, with the

former the surviving company,

-2- By transferring transactions of Green Houser's trading business (importing for domestic sales) to Mitsubishi Shoji Construction Materials using the business transfer method,

-3- By transferring some of Mitsubishi Corporation's housing & construction material transactions to Mitsubishi Shoji Construction Materials using the corporate divestiture method, and

-4- By transferring some of Mitsubishi Corporation's housing & construction material transactions to Mitsubishi Shoji Construction Materials using the business transfer method.

(3) Transactions to be transferred using the corporate divestiture method, as per -3- above, are mainly domestic housing & construction material transactions. Transactions to be transferred using the business transfer method, as per -4- above, are mainly imported housing & construction materials and lumber transactions as well as exports, imports and offshore transactions of cement and other products.

(4) The merger of Mitsubishi Shoji Construction Materials and MC Kohsan is slated for October 2006. The business transfers and corporate divestitures relating to Green Houser and Mitsubishi Corporation are scheduled for September 2006.

3. Annual Turnover of Transactions to Be Transferred to Mitsubishi Shoji Construction Materials (Estimates, Fiscal 2006 budget basis)

-1- Industrial mineral products transactions to be transferred from MC Kohsan (by corporate merger): approx. 8.0 billion yen

2) Trading business transactions to be transferred from Green Houser (by business transfer): approx. 2.0 billion yen

3) Transactions to be transferred from Mitsubishi Corporation (by corporate divestiture): approx. 30.0 billion yen

4) Transactions to be transferred from Mitsubishi Corporation (by business transfer): approx. 44.0 billion yen

Total: approx. 84.0 billion yen

4. Effect of This Business Consolidation at Each Company

(1) The transfer of transactions using the corporate divestiture and business transfer methods will reduce operating transactions by about 74.0 billion yen on a non-consolidated-financial-statement basis at Mitsubishi Corporation (0.67% of Mitsubishi Corporation's fiscal 2006 operating transactions). However, this transfer will have no effect

on a consolidated basis. Furthermore, at this stage, there is not expected to be a material effect on Mitsubishi Corporation's operating results after the integration of businesses.
(2) The change in annual operating transactions at each of the other companies is projected as follows (fiscal 2006 budget basis):

	(Before amalgamation)	(After amalgamation)
Mitsubishi Shoji Construction Materials	Approx. 86.0 billion yen	Approx. 170.0 billion yen (including approx. 84.0 billion yen in transferred transactions)
MC Kohsan	Approx. 8.0 billion yen	0
Green Houser	Approx. 19.0 billion yen	Approx. 17.0 billion yen

5. Details of the Corporate Divestiture

(1) Overview of the Corporate Divestiture

-1- Schedule

Board of Directors' meeting to approve corporate divestiture agreement: June 14, 2006
Corporate Divestiture date: September 1, 2006 (planned)
Registration of corporate divestiture: September 1, 2006 (planned)

-2- Corporate Divestiture Method

a. As the divesting company, Mitsubishi Corporation will spin off and transfer the applicable businesses, using a simplified corporate divestiture, to Mitsubishi Shoji Construction Materials, which is the succeeding company.
b. Reason for applying this method

Considering the nature of the transactions to be transferred, this method allows for the use of relatively simple procedures compared to other methods.

-3- Allocation of Shares

There will be no allocation of shares because Mitsubishi Corporation owns all of Mitsubishi Shoji Construction Materials' issued shares.

-4- Payments for Share Allocations

There will be no payments relating to the allocation of shares.

-5- Rights and Obligations Assumed by the Succeeding Company

The succeeding company will assume some assets and liabilities relating to Mitsubishi Corporation's housing & construction materials business in Japan, contractual rights

and obligations, with some exceptions, related to sales of said business and certain approvals and licenses, as far as they can be legally transferred, as of the corporate divestiture date.

-6- Prospects for Fulfillment of Financial Obligations

Mitsubishi Corporation and Mitsubishi Shoji Construction Materials are expected to fulfill all obligations after this corporate divestiture.

-7- Change in Mitsubishi Corporation Common Stock, and Cancellation and Consolidation of Mitsubishi Corporation Shares

There will be no change in Mitsubishi Corporation's common stock. Furthermore, there will be no cancellation or consolidation of Mitsubishi Corporation's shares.

(2) Profile of the Divesting Company (As of March 31, 2006)

-1- Company	Mitsubishi Corporation (Divesting Company)
-2- Business Activities	MC is involved in a broad and diverse range of businesses. These include domestic and overseas trading of products in the fields of energy, metals, machinery, chemicals and living essentials. MC also provides diverse types of business services in the areas of information, financing, logistics and other services, while investing in business projects on a global scale.
-3- Date Established	April 1, 1950
-4- Head Office	Tokyo
-5- President and CEO	Yorihiko Kojima
-6- Common Stock	197.8 billion yen
-7- Shares of Common Stock Issued	1,687,347,445
-8- Net Assets	1,410.6 billion yen
-9- Total Assets	5,749.3 billion yen
-10- Fiscal Year-end	March 31
-11- No. of Employees	5,489 (full-time employees)
-12- Main Trading Partners (in housing & construction materials business in Japan)	(Sales) JUTEC Corporation, Green Houser Co., Ltd., Ochisangyo Co., Ltd. (Purchases) Yoshino Gypsum Co., Ltd., Nichiha Corporation、Daiken Corporation
-13- Principal Shareholders	The Master Trust Bank of Japan, Ltd. : 7.50%

and Shareholdings	Japan Trustee Services Bank, Ltd : 7.17% Tokio Marine & Nichido Fire Insurance Co., Ltd.: 5.52%			
-14- Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation			
-15- Relationship to Succeeding Company	The succeeding company is a wholly owned subsidiary of Mitsubishi Corporation.			
-16- Operating Results for Three Most Recent Years		Year ended March 31, 2006	Year ended March 31, 2005	Year ended March 31, 2004
	Operating transactions	11,078.5 billion yen	9,961.9 billion yen	8,990.7 billion yen
	Operating income	8.0 billion yen	21.2 billion yen	(4.0 billion yen)
	Ordinary income	193.0 billion yen	110.3 billion yen	61.8 billion yen
	Net income	141.8 billion yen	66.1 billion yen	33.0 billion yen
	Basic net income per share	87.07 yen	42.11 yen	20.92 yen
	Dividend per share	35.00 yen	18.00 yen	19.22 yen
	Net assets per share	836.39 yen	589.67 yen	493.12 yen

(3) Details of Businesses to Be Divested

-1- Business of Domestic Housing & Construction Materials Business Division

Sales of housing & construction materials in Japan and other activities

-2- Operating Results in Fiscal 2005 of Domestic Housing & Construction Materials Business Division

(billion yen)

	Operating Results of Domestic Construction Materials Business Division (est.) (A)	Mitsubishi Corporation's Fiscal 2006 Operating Results (B)	Share (A/B)

Operating transactions	30.0	11,078.5	0.27%
Ordinary income	0.2	190.8	0.10%

① Assets, Liabilities and Monetary Amounts of Domestic Construction Materials Business Division (est. as of March 31, 2006)

Assets		Liabilities	
Item	Book Value (billion yen)	Item	Book Value (billion yen)
Current assets	13.3	Current liabilities	10.3
Fixed assets	0	Long-term liabilities	0
Investments and others	0	Funds for internal use	3.0
Total	13.3	Total	13.3

(4) Profile of the Succeeding Company (as of March 31, 2006)

-1- Company	Mitsubishi Shoji Construction Materials Ltd. (Succeeding Company)
-2- Business Activities	Sales of cement, ready-mixed concrete and industrial construction materials and other activities
-3- Date Established	June 9, 1994
-4- Head Office	Tokyo
-5- President	Mitsuru Kawaguchi
-6- Common Stock	0.5 billion yen
-7-Shares of Common Stock Issued	10,000
-8- Net Assets	2.4 billion yen
-9- Total Assets	31.4 billion yen
-10- Fiscal Year-end	March 31
-11- No. of Employees	107 (full-time employees)
-12- Main Trading Partners	(Sales) Taisei Corporation, Takenaka Corporation, Kajima Corporation (Purchases) Ube-Mitsubishi Cement Corporation, Spancrete Corporation

-13- Principal Shareholder and Shareholding	Mitsubishi Corporation (100%)
-14- Main Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
-15- Relationship to Divesting Company	The divesting company is the parent company, owning all of the succeeding company's issued shares.

-16- Operating Results for Three Most Recent Years		Year ended March 31, 2006 (Transitional 3-month fiscal year due to balance date change)	Year ended December 31, 2005	Year ended December 31, 2004
	Operating transactions	20.5 billion yen	84.5 billion yen	84.2 billion yen
	Operating income	0.2 billion yen	0.7 billion yen	0.3 billion yen
	Ordinary income	0.2 billion yen	0.7 billion yen	0.3 billion yen
	Net income	0.1 billion yen	0.4 billion yen	0.2 billion yen

(5) Status of Mitsubishi Corporation After Corporate divestiture

-1- Company	Mitsubishi Corporation
-2- Business Activities	MC is involved in a broad and diverse range of businesses. These include domestic and overseas trading of products in the fields of energy, metals, machinery, chemicals and living essentials. MC also provides diverse types of business services in the areas of information, financing, logistics and other services, while investing in business projects on a global scale.
-3- Head Office	Tokyo

-4- President and CEO	Yorihiko Kojima
-5- Common Stock	No change due to corporate divestiture
-6- Net Assets	No change due to corporate divestiture
-7- Total Assets	Estimated decrease due to corporate divestiture : 0.1 billion yen
-8- Fiscal Year-end	March 31
-9- Effect on Operating Results	At this stage, there is not expected to be a material effect on Mitsubishi Corporation's operating results after the corporate divestiture

(6) Accounting Treatment

This corporate divestiture is deemed to be a transaction under common control in terms of Accounting Standards for Business Combinations in Japan. There will be no goodwill as a result of this corporate divestiture.

(Reference) Profiles of related companies other than those profiled above.

Profiles of Related Companies Other Than Those Profiled in This Press Release (Before Business Amalgamation)

(1) Green Houser Co., Ltd.

1) Main Business Activities: comprehensive sales of housing-related general merchandise in Japan
2) Head Office: Miyagino-ku, Sendai, Miyagi Prefecture
3) Established: July 1973
4) Common Stock: 158 million yen
5) Shareholder: Mitsubishi Corporation (100%)
6) No. of Employees: 156

(2) MC Kohsan Co., Ltd.

1) Main Business Activities: sales of industrial mineral products in Japan
2) Head Office: Chiyoda-ku, Tokyo
3) Established: June 1983
4) Common Stock: 90 million yen
5) Shareholder: Mitsubishi Corporation (100%)
6) No. of Employees: 28